Exhibit 99.77

ANNEXE 62-103A1

INFORMATION À FOURNIR EN VERTU DES RÈGLES DU SYSTÈME D’ALERTE

Indiquer si la déclaration est déposée dans le but de modifier l’information fournie dans une déclaration antérieure. Préciser la date de la déclaration modifiée.

La présente déclaration modifie la déclaration déposée par 2707031 Ontario Inc. datée du 28 avril 2020 pour tenir compte de la modification des participations dont il est fait état dans les présentes.

Rubrique 1 – Titres et émetteur assujetti

1.1 Indiquer la désignation des titres auxquels la déclaration se rapporte ainsi que le nom de l’émetteur des titres et l’adresse de son siège.

Titres :	(i) actions ordinaires (les « actions de Fire & Flower ») de Fire & Flower Holdings Corp. (« Fire & Flower »);
(ii) débentures convertibles non garanties à 8 % de Fire & Flower (les « débentures de 2019 »);
(iii) débentures convertibles garanties à 8 % de Fire & Flower (les « débentures de 2020 » et, collectivement avec les débentures de 2019, les « débentures »);
(iv) bons de souscription d’actions ordinaires de série A de Fire & Flower (les « bons de souscription de série A »);
(v) bons de souscription d’actions ordinaires de série B de Fire & Flower (les « bons de souscription de série B »);
(vi) bons de souscription d’actions ordinaires de série C de Fire & Flower (les « bons de souscription de série C » et, collectivement avec les bons de souscription de série A et les bons de souscription de série B, les « bons de souscription »).

Émetteur :	Fire & Flower Holdings Corp.
Suite 308
150 King Street West
Toronto (Ontario)
M5H 1J9

1.2 Indiquer le marché sur lequel l’opération ou l’autre événement entraînant l’obligation de déposer la déclaration a eu lieu.

S. O.

Rubrique 2 – Identité de l’acquéreur

2.1 Indiquer le nom et l’adresse de l’acquéreur.

2707031 Ontario Inc.

Suite 400

305 Milner Avenue

Toronto (Ontario)

M1B 3V4

Territoire de constitution : Ontario

Activités principales : Société de portefeuille

2.2 Indiquer la date de l’opération ou de l’autre événement entraînant l’obligation de déposer la déclaration et en fournir une brève description.

Le 18 septembre 2020, 2707031 Ontario Inc. (l’« investisseur »), filiale en propriété exclusive indirecte d’Alimentation Couche-Tard inc., a exercé 13 146 469 bons de souscription de série A et acquis la propriété et le contrôle de 13 146 469 actions de Fire & Flower.

2.3 Indiquer le nom des alliés, le cas échéant.

S. O.

Rubrique 3 – Participation dans l’émetteur assujetti

3.1 Indiquer la désignation et le nombre ou le montant en capital des titres dont l’acquisition ou la cession entraîne l’obligation de déposer la déclaration et le changement de pourcentage de participation de l’acquéreur dans la catégorie de titres.

Les 13 146 469 actions de Fire & Flower représentent environ 7,40 % des actions de Fire & Flower émises et en circulation.

3.2 Indiquer si l’acquéreur a acquis ou cédé la propriété des titres dont l’acquisition ou la cession entraîne l’obligation de déposer la déclaration ou a acquis le contrôle de ceux-ci ou cessé de l’exercer.

L’investisseur a acquis la propriété des 13 146 469 actions de Fire & Flower.

3.3 Si l’opération comportait un mécanisme de prêt de titres, l’indiquer.

S. O.

3.4 Indiquer la désignation et le nombre ou le montant en capital des titres et le pourcentage de participation de l’acquéreur dans la catégorie de titres immédiatement avant et après l’opération ou l’autre événement entraînant l’obligation de déposer la présente déclaration.

Immédiatement avant l’exercice de 13 146 469 bons de souscription de série A et l’acquisition des 13 146 469 actions de Fire & Flower, l’investisseur détenait (i) 4 061 593 actions de Fire & Flower (représentant environ 2,47 % des actions de Fire & Flower émises et en circulation); (ii) des débentures de 2019 d’un capital de 25 989 985,42 $; (iii) des débentures de 2020 d’un capital de 2 475 000 $; (iv) 34 158 027 bons de souscription de série A; (v) 67 175 541 bons de souscription de série B et (vi) 133 390 789 bons de souscription de série C. Si la totalité des débentures sont converties (en supposant un prix de conversion de 0,90 $ pour les débentures de 2019) et que la totalité des 234 724 357 bons de souscription sont exercés, l’investisseur aura la propriété et le contrôle de 272 613 711 actions de Fire & Flower au total (ce qui comprend les 4 061 593 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 62,95 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures détenues par l’investisseur sont converties intégralement et où seuls les 234 724 357 bons de souscription détenus par l’investisseur sont exercés intégralement (environ 52,98 % compte tenu d’une dilution complète).

L’exercice de 13 146 469 bons de souscription de série A et l’acquisition des 13 146 469 actions de Fire & Flower confèrent immédiatement à l’investisseur la propriété et le contrôle (i) de 17 208 062 actions de Fire & Flower (représentant environ 9,68 % des actions de Fire & Flower émises et en circulation); (ii) de débentures de 2019 d’un capital de 25 989 985,42 $; (iii) de débentures de 2020 d’un capital de 2 475 000 $; et (iv) le droit d’acquérir jusqu’à concurrence de 221 577 888 actions de Fire & Flower au moyen de 221 577 888 bons de souscription. Si la totalité des débentures sont converties (en supposant un prix de conversion de 0,90 $ pour les débentures de 2019) et que la totalité des 221 577 888 bons de souscription sont exercés intégralement, l’investisseur aura la propriété et le contrôle de 272 613 711 actions de Fire & Flower au total (ce qui comprend les 17 208 062 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 62,95 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures détenues par l’investisseur sont converties intégralement et où seuls les bons de souscription détenus par l’investisseur sont exercés intégralement (environ 52,98 % compte tenu d’une dilution complète).

3.5 Indiquer la désignation et le nombre ou le montant en capital des titres ainsi que le pourcentage de participation de l’acquéreur dans la catégorie de titres visée à la rubrique 3.4 à l’égard desquels :

a) l’acquéreur, seul ou avec des alliés, a la propriété et le contrôle;

Voir la rubrique 3.4.

b) l’acquéreur, seul ou avec des alliés, a la propriété, mais dont le contrôle est exercé par d’autres personnes;

S. O.

c) l’acquéreur, seul ou avec des alliés, a le contrôle exclusif ou partagé, sans en avoir la propriété.

S. O.

3.6 Si l’acquéreur ou un allié a un intérêt ou un droit dans un instrument financier lié à un titre de la catégorie de titres visée par la présente rubrique ou une obligation relative à cet instrument, décrire les modalités importantes de l’instrument financier lié et son incidence sur la participation de l’acquéreur.

S. O.

3.7 Si l’acquéreur ou un allié est partie à un mécanisme de prêt de titres comportant des titres de la catégorie visée par la présente rubrique, décrire les modalités importantes du mécanisme, notamment sa durée, le nombre ou le montant en capital de titres visés et tout droit de demander la restitution des titres transférés ou prêtés en vertu du mécanisme ou de titres identiques.

S. O.

Indiquer si le mécanisme de prêt de titres est assujetti à l’exception prévue à l’article 5.7 du Règlement 62-104.

S. O.

3.8 Si l’acquéreur ou un allié est partie à une convention ayant pour effet de modifier, directement ou indirectement, le risque financier auquel est exposé l’acquéreur relativement aux titres de la catégorie à laquelle se rapporte la présente déclaration, décrire les modalités importantes de celle-ci.

S. O.

Rubrique 4 – Contrepartie payée

4.1 Indiquer la valeur, en dollars canadiens, de toute contrepartie versée ou reçue par titre et au total.

S. O.

4.2 Dans le cas d’une opération ou d’un autre événement qui n’a pas eu lieu sur une bourse ou sur un autre marché représentant un marché publié pour la négociation des titres, notamment l’émission d’actions nouvelles, indiquer la nature et la valeur, en dollars canadiens, de la contrepartie versée ou reçue par l’acquéreur.

L’investisseur a acquis les 13 146 469 actions de Fire & Flower pour une contrepartie totale de 10 254 245,80 $ (0,78 $ l’action).

4.3 Si les titres ont été acquis ou cédés autrement que par achat ou vente, décrire le mode d’acquisition ou de cession.

S. O.

Rubrique 5 – Objectif de l’opération

Indiquer l’objectif poursuivi par l’acquéreur et ses alliés en réalisant l’acquisition ou la cession de titres de l’émetteur assujetti.

L’investisseur a acquis les 13 146 469 actions de Fire & Flower aux fins d’investissement uniquement et non dans le but d’influer de façon importante sur le contrôle de Fire & Flower.

Selon les conditions du marché et d’autres facteurs, l’investisseur pourrait à l’occasion acquérir ou aliéner des titres supplémentaires de Fire & Flower, notamment sur le marché libre ou au moyen de contrats de gré à gré, ou acquérir des participations dans un titre de Fire & Flower ou conclure des instruments financiers liés à un titre de Fire & Flower.

Outre ce qui est indiqué dans les présentes, l’investisseur n’a aucun projet ni aucune intention à l’égard de ce qui suit :

a) l’acquisition de titres supplémentaires de l’émetteur assujetti, ou la cession de titres de l’émetteur;

b) une opération structurelle visant l’émetteur assujetti ou l’une de ses filiales, par exemple une fusion, une restructuration du capital ou une liquidation;

c) la vente ou le transfert d’une partie importante de l’actif de l’émetteur assujetti ou de l’une de ses filiales;

d) un changement dans la composition du conseil d’administration ou de la direction de l’émetteur assujetti, notamment tout projet ou toute intention, le cas échéant, de modifier le nombre d’administrateurs ou la durée de leur mandat ou de pourvoir à toute vacance au sein du conseil;

e) un changement important dans la structure du capital ou dans la politique de dividendes de l’émetteur assujetti;

f) un changement important dans les activités ou la structure organisationnelle de l’émetteur assujetti;

g) une modification des statuts, des règlements ou de documents analogues de l’émetteur assujetti ou une autre action pouvant empêcher une personne ou une société d’acquérir le contrôle de l’émetteur;

h) la radiation d’une catégorie de titres de l’émetteur assujetti de la cote d’un marché ou la fin de son admissibilité à y être cotée;

i) le fait pour l’émetteur de cesser d’être émetteur assujetti dans un territoire du Canada;

j) la sollicitation de procurations auprès de porteurs;

k) une action similaire à l’une de celles énumérées ci-dessus.

Rubrique 6 – Conventions relatives aux titres de l’émetteur assujetti

Décrire les modalités importantes de toute convention entre l’acquéreur et un allié et entre ces personnes et toute autre personne concernant des titres de la catégorie à laquelle se rapporte la présente déclaration, notamment le transfert de titres ou l’exercice des droits de vote y afférents, les commissions d’intermédiaire, les coentreprises, les conventions de prêt ou d’option, les garanties de profits, le partage des profits ou des pertes, ou l’octroi de procurations ou le refus d’en octroyer. Inclure cette information pour les titres affectés en garantie ou assujettis à une éventualité qui, si elle survenait, conférerait à une autre personne un droit de vote ou d’investissement sur ces titres, sauf l’information sur les clauses types en matière de défaillance et clauses similaires des conventions de prêt.

Sous réserve de certaines conditions et exceptions, l’investisseur a le droit de conserver sa quote-part de la propriété des actions de Fire & Flower émises et en circulation (compte tenu d’une dilution complète) après l’émission, par Fire & Flower, de nouvelles actions de Fire & Flower ou de nouveaux titres permettant d’obtenir, par voie de conversion, d’exercice ou d’échange, des actions de Fire & Flower.

En outre, l’investisseur a conclu une convention relative à un droit de première offre et au vote avec certains actionnaires de Fire & Flower aux termes de laquelle ces actionnaires (i) ont accordé à l’investisseur, sous réserve de certaines exceptions, un droit de première offre visant l’achat de la totalité de leurs actions de Fire & Flower respectives détenues directement ou indirectement, qu’elles soient détenues en propriété à l’heure actuelle ou acquises ultérieurement; et (ii) ont convenu d’exercer les droits de vote rattachés à ces actions de Fire & Flower en faveur de l’élection au conseil d’administration de Fire & Flower des personnes dont la candidature est proposée par l’investisseur.

Rubrique 7 – Changement dans un fait important

Le cas échéant, décrire tout changement survenu dans un fait important exposé dans une déclaration déposée antérieurement par l’acquéreur en vertu des règles du système d’alerte ou de la partie 4 à l’égard des titres de l’émetteur assujetti.

La présente déclaration modifie la déclaration déposée par l’investisseur datée du 28 avril 2020 pour tenir compte de la modification des participations dont il est fait état dans les présentes.

Rubrique 8 – Dispense

Dans le cas où l’acquéreur se prévaut d’une dispense des obligations prévues par la législation en valeurs mobilières applicable aux offres formelles pour réaliser l’opération, préciser la dispense dont il s’agit et décrire les faits sur lesquels elle repose.

S. O.

Rubrique 9 – Attestation

L’acquéreur doit attester que l’information est véridique et complète à tous égards. Dans le cas d’un mandataire, il donne l’attestation selon ce qu’il connaît, mais c’est à l’acquéreur qu’il incombe de veiller à ce que l’information déposée par le mandataire soit véridique et complète.

La déclaration doit être signée par chaque personne au nom de laquelle elle est déposée ou par son représentant autorisé.

Commet une infraction quiconque présente de l’information qui, au moment et eu égard aux circonstances de sa présentation, est fausse ou trompeuse sur un point important.

Attestation

L’attestation doit s’énoncer comme suit :

Je, l’acquéreur, atteste que, ou je, le mandataire déposant la déclaration pour le compte de l’acquéreur, atteste qu’à ma connaissance, les déclarations faites dans les présentes sont véridiques et complètes à tous les égards.

Le 18 septembre 2020

2707031 ONTARIO INC.

(signé) Stéphane Trudel
Par : Stéphane Trudel
Président et secrétaire